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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K contains a press release dated May 28, 2002 announcing Sonera/Telia merger timetable update.

        1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

May 28, 2002, at 6.00 p.m.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA OR JAPAN

SONERA/TELIA MERGER TIMETABLE UPDATE

        Telia has today filed, in cooperation with Sonera, a merger notification with the European Commission in respect of the planned business combination between Telia and Sonera. As a result, the European Commission's Phase I review is expected to be completed by mid-July 2002 at the latest, which is in line with the previously communicated, preliminary timetable.

        Offering circulars, listing particulars and registration statements are being prepared in Finnish and English, to be filed with the Finnish Financial Supervision, the Stockholm Stock Exchange and in the United States with the Securities and Exchange Commission.

        The review process with the Securities and Exchange Commission is expected to be completed at the end of June or early July 2002, at which time the offer to Sonera's shareholders can commence.

        In view of the vacation period in the Nordic region the offer period is expected to end in the second half of August 2002, in order to give Sonera shareholders ample time to tender their Sonera shares.

        Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighbouring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9 000 people. www.sonera.com

Forward-Looking Statements

        This press release contains forward-looking statements regarding the timing of certain regulatory approvals relating to the planned business combination between Telia and Sonera and and the timing of Telia's exchange offer to Sonera's shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia's and Sonera's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

        Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend

        The Combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President Corporate Communications and IR

Further information at Sonera Corporation:

Jari Jaakkola
Executive Vice President Corporate Communications and
Investor Relations
Phone: +358 2040 651 70

In the United States, please contact:

Steve Fleischer, Vice President, Investor Relations, Sonera Corporation
Tel. +1 908 303 9828
e-mail: steve.fleischer@sonera.com

Distribution:
HEX Helsinki Exchanges
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE May 28, 2002, at 6.00 p.m. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA OR JAPAN
SIGNATURES